EXHIBIT 99.1

Press Release Including 2007 Outlook

SECOND QUARTER 2007 Report to shareholders for the period ended June 30, 2007

Suncor Energy’s quarterly results reflect planned shutdown at oil sands
With expansion tie-ins complete, stage set for strong second half

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see “Non-GAAP Financial Measures” in Suncor’s 2007 second quarter management’s discussion and analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Suncor Energy Inc. reported second quarter 2007 net earnings of $641 million ($1.39 per common share), compared to $1.218 billion ($2.65 per common share) in the second quarter of 2006. Excluding the impact of income tax rate reductions, the effects of unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt and the impact of project start-up costs, second quarter 2007 net earnings were $510 million ($1.11 per common share), compared to $758 million ($1.65 per common share) in the second quarter of 2006. Cash flow from operations was $884 million in the second quarter of 2007, compared to $1.320 billion in the second quarter of 2006.

The decrease in net earnings was primarily due to lower oil sands production and higher operating expenses, as well as lower income tax rate reductions compared to the second quarter of 2006. A shutdown of one of the company’s two oil sands upgraders impacted production volumes while increased maintenance costs were the main reason for the

002  Suncor Energy Inc.
          2007 Second Quarter

increase in operating expenses. The shutdown, which began May 31 and ended July 20, reduced production rates to about 121,000 barrels per day (bpd). The shutdown was required to tie-in new facilities related to a planned expansion that is expected to increase production capacity to 350,000 bpd in the second half of 2008.

Lower Alberta Crown royalties and strong refinery margins, combined with improved refinery reliability and strong refined product sales volumes, helped offset the decrease in net earnings.

Net earnings for the first six months of 2007 were $1.192 billion ($2.59 per common share), compared to $1.931 billion ($4.21 per common share) for the same period in 2006. Cash flow from operations for the first six months of 2007 was $1.674 billion, compared to $2.634 billion in the first six months of 2006. Excluding the impacts of income tax rate reductions, net insurance proceeds (relating to the January 2005 fire), the effects of unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt and the impact of project start-up costs, net earnings for the first half of 2007 were $1.053 billion compared to $1.281 billion in the same period for 2006.

Suncor’s total upstream production averaged 237,200 barrels of oil equivalent (boe) per day in the second quarter of 2007, compared to 302,400 boe per day in the second quarter of 2006. Oil sands production contributed 202,300 bpd in the second quarter of 2007 compared to 267,300 bpd in the second quarter of 2006. In Suncor’s natural gas business, production was 209 million cubic feet equivalent (mmcfe) per day compared to second quarter 2006 production of 211 mmcfe per day.

Oil sands cash operating costs in the second quarter of 2007 averaged $32.70 per barrel, compared to $18.30 per barrel during the second quarter of 2006. The increase in cash operating costs per barrel was due to significantly lower production volumes and increased operating expenses.

“With the tie-in work for our current oil sands expansion completed, we’re looking forward to a strong second half,” said Rick George, president and chief executive officer. “We expect to see higher production and more stable operating costs through the balance of the year and carrying through into 2008, when the expanded facilities are fully commissioned. The benefits of the shutdown should be evident next year, when expansion is expected to deliver a 35% increase in production capacity.”

Growth update

Expansion at Suncor’s in-situ operations is also nearing completion. The $400 million project, which is expected to increase the bitumen production capacity of Firebag Stages 1 and 2 by about 35%, is scheduled for commissioning in the third quarter of 2007.

In Suncor’s downstream operations, work continues on modifications to the company’s Sarnia refinery that are planned to enable the facility to process up to 40,000 bpd of oil sands sour crude. A shutdown to tie-in new facilities is planned for the third quarter of 2007 with completion targeted for the fourth quarter of 2007. Portions of the refinery are expected to continue production during the shutdown period.

As Suncor invests for future growth, prudent debt management remains a priority. Net debt levels increased to $2.2 billion at the end of the second quarter of 2007 from $1.8 billion at year-end 2006. As part of its long-term financial plans, Suncor issued US$750 million in unsecured notes in June 2007. The proceeds from the sale were used for general corporate purposes, including repayment of short term borrowings, supporting Suncor’s ongoing capital spending program and for working capital requirements.

Suncor Energy Inc.  003

2007 Second Quarter

 “With the tie-in work for our current oil sands expansion completed, we’re looking forward to a strong second half.” Rick George, president and chief executive officer

Outlook

Suncor’s outlook provides management’s targets for 2007 in certain key areas of the company’s business. Outlook forecasts, which are updated quarterly, are subject to change.

	6 months ended	2007 Full
	June 30, 2007	Year Outlook
Oil Sands
Production (bpd) (1)	225 100	255 000 to 265 000
Diesel	11%	10%
Sweet	44%	42%
Sour	43%	43%
Bitumen	2%	5%
Realization on crude sales basket (2)	WTI @ Cushing less	WTI @ Cushing less
	Cdn$1.81 per barrel	Cdn$3.50 to $4.50 per barrel
Cash operating costs (3)	$29.20 per barrel	$23.50 to $24.50 per barrel
Natural Gas
Natural gas production (mmcf equivalent per day) (4)	209	215 to 220

1)  The 2007 oil sands production outlook was revised in April 2007 from our original target of 260,000 bpd to 270,000 bpd. The 2007 oil sands production target includes approximately 5% non-upgraded bitumen sold directly to the market. In 2006, the production target referred only to synthetic crude oil production. Suncor anticipates average oil sands production of approximately 280,000 bpd for the second half of 2007.

2)  The 2007 realization on crude sales basket outlook was revised in July 2007 from our original target of WTI @ Cushing less Cdn$7.50 to $8.50 per barrel.

3)  The 2007 cash operating cost outlook was revised in April 2007 from our original target of $21.50 to $22.50 per barrel. Cash operating cost estimates are based on the following assumptions: i) annual average production of 255,000 bpd to 265,000 bpd; ii) a production sales mix as described in the chart above; and iii) a natural gas price of US$7.60 per thousand cubic feet (mcf) at Henry Hub. Cash operating costs per barrel are not prescribed by Canadian generally accepted accounting principles (GAAP). This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See “Non-GAAP Financial Measures” on page 13 of Suncor’s second quarter 2007 Report to Shareholders.

4)  The 2007 production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas.

Factors that could potentially impact Suncor’s financial performance include:

•        The partial shutdown at Suncor’s oil sands plant, which began May 31 and ended July 20, will impact third quarter production results. With new facilities on-line following the shutdown, production is expected to ramp up over the balance of the year with a targeted average of approximately 280,000 bpd and targeted average cash operating costs of approximately $22.00 per barrel over the second half of 2007.

•        Crude oil hedges. Suncor has hedging agreements for 60,000 bpd in 2007 and 10,000 bpd in 2008. These costless collar hedges have an average floor of approximately US$51.64 per barrel in 2007 while allowing participation in higher crude oil prices with an average ceiling of approximately US$101.06 per barrel in 2008. The company intends to consider costless collars totalling up to 30% of annual planned crude oil production if strategic opportunities are available.

•        Scheduled tie-ins of modified facilities at Suncor’s refineries. Suncor plans to begin a shutdown of the Sarnia refinery in the third quarter of 2007 (with completion scheduled in the fourth quarter of 2007) to tie-in modified facilities that are expected to enable the facility to process up to 40,000 bpd of oil sands sour crude. A planned maintenance shutdown at the Commerce City refinery is scheduled for the fourth quarter of 2007 and is targeted to take approximately four weeks. Portions of these refineries are expected to continue production during the shutdown periods.

•   Workforce issues for Suncor contractor companies. In July, five member unions of the Alberta Building Trades Council cast votes in favor of a strike that could impact several construction contractors working on Suncor’s site. No work stoppage has been called for as of the publication of this report and negotiations are expected to continue.